UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO

RULES 13d 1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d 2

Metrologic Instruments, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

591676101

(CUSIP Number)

February 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) C. Harry Knowles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,167,762

	8.	Shared Voting Power 2,513,000

	9.	Sole Dispositive Power 7,167,762

	10	Shared Dispositive Power 2,513,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,680,762

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.5%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Janet H. Knowles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,673,634

	8.	Shared Voting Power 2,513,000

	9.	Sole Dispositive Power 6,673,634

	10	Shared Dispositive Power 2,513,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,186,634

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.29%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knowles Science Teaching Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,513,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,513,000

	10	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,513,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.3%

14	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Metrologic Instruments, Inc.
(b)	Address of Issuer’s Principal Executive Offices 90 Coles Road, Blackwood, New Jersey 08012

Item 2.
(a)

Name of Person Filing

(i)            C. Harry Knowles, Chairman of the Issuer.  Mr. Knowles’ business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey  08012;

(ii)           Janet H. Knowles, Vice-President Administration of the Issuer and Mr. Knowles’ wife.  Mrs. Knowles’ business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey  08012; and

(iii)          Knowles Science Teaching Foundation, with an address at 1000 North Church Street, Moorestown, New Jersey  08057.

(b)

Address of Principal Business Office or, if none, Residence

(i)            Mr. Knowles’ business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey  08012;

(ii)           Mrs. Knowles’ business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey  08012; and

(iii)          The Knowles Science Teaching Foundation business address is 1000 North Church Street, Moorestown, New Jersey  08057.

(c)	Citizenship (i) United States of America (ii) United States of America (iii) New Jersey corporation
(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)
(e)	CUSIP Number 591676101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Mr. Knowles:
	(a)	Amount beneficially owned: 9,680,762 shares of Common Stock
(b)

Percent of class:

43.5% as of the date of filing this statement. (Based upon 22,248,171 shares outstanding as of November 31, 2005 (as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2005.)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 7,167,762
		(ii)	Shared power to vote or to direct the vote 2,513,000
		(iii)	Sole power to dispose or to direct the disposition of 7,167,762
		(iv)	Shared power to dispose or to direct the disposition of 2,513,000

Mrs. Knowles:
	(a)	Amount beneficially owned: 9,186,634 shares of Common Stock

(b)

Percent of class:

41.29% as of the date of filing this statement. (Based upon 22,248,171 shares outstanding as of November 31, 2005 (as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2005.)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 6,673,634
	(ii)	Shared power to vote or to direct the vote 2,513,000
	(iii)	Sole power to dispose or to direct the disposition of 6,673,634
	(iv)	Shared power to dispose or to direct the disposition of 2,513,000

Knowles Science Teaching Foundation:
(a)	Amount beneficially owned: 2,513,000 shares of Common Stock
(b)

Percent of class:

11.3% as of the date of filing this statement. (Based upon 22,248,171 shares outstanding as of November 31, 2005 (as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2005.)

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,513,000

(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 2,513,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2006	/s/ C. Harry Knowles
C. Harry Knowles

/s/ Janet H. Knowles
Janet H. Knowles

Knowles Science Teaching Foundation

/s/ C. Harry Knowles
	By:	C. Harry Knowles
	Title:	President